Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 20 DATED DECEMBER 22, 2014
TO THE PROSPECTUS DATED APRIL 4, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 4, 2014, as supplemented by Supplement No. 13 dated October 3, 2014, Supplement No. 15 dated November 4, 2014, Supplement No. 16 dated November 5, 2014, Supplement No. 17 dated November 19, 2014, Supplement No. 18 dated December 1, 2014 and Supplement No. 19 dated December 19, 2014. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	an update to our risk factors;

•	the waiver by our advisor of the performance component of the advisory fee for 2014;

•	our amended and restated expense support agreement with our advisor;

•	an amendment to our credit agreement; and

•	a change to our valuation guidelines.

Update to our Risk Factors

The following risk factor (1) should be read in conjunction with, and supplements as appropriate, the disclosure contained in the section of our prospectus titled “Risk Factors-Risks Related to an Investment in Our Shares” and (2) supersedes and replaces the risk factor disclosure found in Supplement Nos. 16 and 17 to our prospectus.

American Realty Capital Properties, Inc., or ARCP, a publicly-traded real estate investment trust, made disclosures on October 29, 2014 regarding alleged accounting errors made by ARCP employees. These alleged accounting errors have led to allegations against Mr. Nicholas Schorsch, the executive chairman and founder of RCS Capital Corporation, or RCAP, the parent of the dealer manager, wholesaler and sub-advisor. These allegations against Mr. Schorsch may impact the ability of RCAP’s subsidiaries, including the dealer manager and wholesaler, to perform their contractual obligations to us related to the distribution of our shares and may result in the suspension of the distribution of our shares in this offering by broker-dealers. These events may cause us to be unable to raise sufficient capital to enable us to meet our investment objectives, and as a result your investment in us may suffer adverse consequences.

On October 29, 2014, ARCP announced that its financial statements and other financial communications for certain periods should no longer be relied upon after discovering that employees “intentionally made” accounting mistakes which caused ARCP to understate net losses during the first half of 2014. These alleged accounting errors have resulted in the resignations of both ARCP’s former chief financial officer and ARCP’s former chief accounting officer. The SEC, as well as the Federal Bureau of Investigation, have announced that they have each opened criminal investigations into ARCP’s accounting practices, in conjunction with an investigation by the U.S. Attorney’s Office for the Southern District of New York. On December 18, 2014, ARCP’s former chief accounting officer filed a complaint in the Supreme Court of the State of New York against, among others, ARCP and Mr. Schorsch, who formerly served as executive chairman of ARCP, in his individual and officer capacities. The complaint alleges Mr. Schorsch was personally involved with alleged fraudulent accounting practices while the executive chairman of ARCP.

Because Mr. Schorsch serves as RCAP’s executive chairman and the filing of the compliant has been widely publicized in the media, the allegations against Mr. Schorsch may impact the ability of RCAP’s subsidiaries, including the dealer manager and wholesaler, to perform their contractual obligations to us related to the distribution of our shares in this offering. The success of this offering and our ability to implement our business strategy is dependent upon the ability of the dealer manager to retain key employees and to operate and maintain a network of licensed securities broker-dealers and other agents. If the issues described above have an adverse impact upon the operations and financial condition of RCAP, and as a consequence upon the operations and financial condition the dealer manager and wholesaler, it could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy.

As a result of ARCP’s announcements regarding the alleged accounting errors, a number of broker-dealer firms that had been participating in the distribution of public offerings of public, non-listed REITs sponsored by the American Realty Capital group of companies temporarily suspended their participation in the distribution of those offerings, and additional broker-dealers may do so in the future as a result of the December 18, 2014 complaint filed against ARCP and Mr. Schorsch. Realty

Capital Securities, LLC, the wholesaler and a wholly-owned subsidiary of RCAP, is the dealer manager for American Realty Capital's group of public, non-listed REITs. Because RCAP owns SC Distributors, LLC, our dealer manager, broker-dealers that had been participating in the distribution of this offering may suspend their participation in this offering. To the extent that broker-dealers determine to suspend participation in this offering, we may be unable to raise sufficient capital to meet our investment objectives and achieve a diversified portfolio. If this occurs, our ability to generate current income to investors in the form of consistent distributions, as well as our ability to generate long-term capital appreciation, may be severely constrained, and as a result your investment in us may suffer adverse consequences. To the extent broker-dealers determine to suspend participation in this offering, we will not be able to predict the length of time that any such suspensions will continue, or whether participating dealer firms which ultimately reinstate their participation will resume sales at prior levels, if at all. In addition, one state regulator has launched an investigation into the sales practices of Realty Capital Securities, LLC. The results of this or other similar investigations may impact the ability of Realty Capital Securities, LLC to perform services for us and could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy.

Waiver of Performance Component of Advisory Fee

Our advisor has waived any performance component of the advisory fee earned in 2014.

Third Amended and Restated Expense Support Agreement

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our expense support agreement with our advisor.

On May 29, 2013, we entered into an expense support agreement with our advisor, as amended and restated on November 11, 2013 and May 8, 2014, which we refer to as the expense support agreement. Pursuant to the terms of the expense support agreement, our advisor agreed to defer reimbursement of certain expenses related to our operations that our advisor has incurred, and will continue to incur, which are not deferred organization and offering expenses required to be reimbursed over the 60-month period following January 3, 2014 in accordance with our advisory agreement, which we refer to as expense payments. These expense payments include, without limitation, expenses that are organizational and offering expenses and operating expenses under our advisory agreement. The expense support agreement provided for limits on the expense payments that may be incurred by our advisor and for the terms of the deferred reimbursement of the expense payments by us to our advisor.

On December 16, 2014, we entered into a third amended and restated expense support agreement with our advisor, which we refer to as the third amended expense support agreement. Pursuant to the terms of the third amended expense support agreement, our advisor may incur expense payments until the earlier of (1) the date we have surpassed $200 million in aggregate gross proceeds from our public offering, which we refer to as the gross proceeds limit, or (2) the date the aggregate expense payments by our advisor exceed $9.2 million, which we refer to as the expense payment limit. We will continue to incur and pay certain fees and property level expenses (inclusive of acquisition related expenses and interest expense on borrowed funds secured by properties). In addition, commencing with the fourth calendar quarter of 2014, we, as opposed to our advisor, will begin to incur and pay certain operating expenses, which operating expenses will not be treated as expense payments and for which we will not be entitled to reimbursement from our advisor. The amount of operating expenses we incur during each calendar quarter will be limited to no more than 25% of an amount equal to the greater of (1) 2.0% of our average invested assets (as defined in our advisory agreement) or (2) 25% of our net income (as defined in our advisory agreement) over the four calendar quarters immediately prior. Any total operating expenses in excess of such limit will be incurred by our advisor and will be deemed expense payments, subject to the expense payment limit and the gross proceeds limit. In the fourth calendar quarter of 2014, we will also pay approximately $350,000 in organizational and offering expenses, which payment will not be considered an expense payment and for which we will not be entitled to reimbursement from our advisor. Thereafter, we do not anticipate paying any additional organizational and offering expenses during the term of the third amended expense support agreement, and any organizational and offering expenses not incurred and paid by us will be incurred and paid by our advisor and will be deemed expense payments, subject to the expense payment limit and the gross proceeds limit.

Following the date that the expense payment limit or the gross proceeds limit is reached, (1) our advisor will cease incurring expense payments, and (2) thereafter, any organizational and offering expenses and operating expenses incurred by our advisor on our behalf or on behalf of our operating partnership will be subject to reimbursement by us to our advisor on no less than a monthly basis pursuant to the terms of our advisory agreement, subject to the limits set forth in our advisory agreement, as applicable. Commencing with the first calendar quarter of the calendar year immediately following the calendar year in which either the expense payment limit or the gross proceeds limit is reached, within the first 30 calendar days of such first calendar quarter and within the first 30 days of each subsequent calendar quarter, we will pay to our advisor an amount in cash calculated pursuant to the terms of the third amended expense support agreement, which we refer to as a reimbursement payment, until we have reimbursed the aggregate of all expense payments. Notwithstanding the foregoing, we may, in our sole discretion, reimburse our advisor for all or any portion of the expense payments at any time in advance. The amount of the reimbursement payment for any calendar quarter in which a reimbursement payment is required will equal the lesser of (1) $250,000, which we refer to as the maximum reimbursement, and (2) the aggregate amount of all expense payments made by our advisor prior to the last day of the previous calendar quarter that have not been previously reimbursed to our advisor, until we have reimbursed our advisor for the aggregate of all expense payments; provided, however, that the maximum reimbursement will be increased (i) from $250,000 to $325,000 commencing with the quarter immediately following the calendar quarter in which we surpass $850 million in gross proceeds from our public offering and (ii) from $325,000 to $400,000 commencing with the quarter immediately following the calendar quarter in which we surpass $1.9 billion in gross proceeds from our public offering. In all cases, however, such reimbursement payments to our advisor will be subject to reduction as necessary in order to ensure that (1) such reimbursement payment will not adversely affect our ability to maintain our status as a REIT for federal tax purposes and (2) such reimbursement payment will not cause the aggregate organizational and offering expenses paid by us to exceed 15% of the gross proceeds from the sale of shares in this offering as of the date of the reimbursement payment. The amount of such reimbursement payment will not be aggregated with our cumulative operating expenses for any four consecutive calendar quarters that includes the calendar quarter in which such reimbursement payment is paid, and instead the amount of the unreimbursed expense payment comprising such reimbursement payment will have previously been aggregated with our total operating expenses for the four calendar quarter periods ending with the calendar quarter in which such expense payment was originally incurred, which we refer to as prior 2%/25% periods. If an unreimbursed expense payment incurred during a prior 2%/25% period exceeded the 2%/25% guidelines (as defined in our advisory agreement) for such prior 2%/25% period, the amount of such excess will only be reimbursed pursuant to the third amended expense support agreement to the extent that our independent directors previously approved such excess with respect to the applicable prior 2%/25% period.

In addition, the third amended expense support agreement provides that we will reimburse our advisor in cash for all remaining unreimbursed expense payments, which we refer to as lump sum payment, in the event that, for a period of two consecutive calendar quarters, (1) we have positive cash flow for the quarter after the payment of a 5.0% annualized dividend, excluding any reinvestment of dividends, and (2) our dividends paid for the quarter are one hundred percent or less as a percentage of both our funds from operations, as defined by the National Association of Real Estate Investment Trusts, and modified funds from operations, as defined by the Investment Program Association, for such quarter. In all cases, however, such lump sum payments to our advisor will be subject to reduction as necessary in order to ensure that (1) such lump sum payment will not adversely affect our ability to maintain our status as a REIT for federal tax purposes and (2) such lump sum payment will not cause the aggregate organizational and offering expenses paid by us to exceed 15% of the gross proceeds from the sale of shares in this offering as of the date of the lump sum payment. The amount of such lump sum payment will not be aggregated with our total operating expenses for any four consecutive calendar quarters that includes the calendar quarter in which the lump sum payment is made, and instead, the amounts of the unreimbursed expense payments comprising the lump sum payment will have been previously aggregated with our cumulative operating expenses for the prior 2%/25% periods in which such unreimbursed expense payments were originally incurred. If an unreimbursed expense payment incurred during a prior 2%/25% period exceeded the 2%/25% guidelines for such prior 2%/25% period, the amount of such excess will only be reimbursed as part of the lump sum payment to the extent that our independent directors previously approved such excess with respect to the applicable prior 2%/25% period.

Amendment to Our Revolving Credit Facility

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding the credit facility with Regions Bank.

On December 17, 2014, we entered into a second amendment to the credit agreement with Regions Bank whereby, from December 17, 2014 through one business day after we demonstrate a tangible net worth of at least $50 million as of the last day of the previous fiscal quarter, our borrowings under the credit facility will carry a specified interest rate which, at our option, may be comprised of (1) a base rate currently equal to the prime rate plus 1.50%, or (2) a rate based on the LIBOR rate plus 2.50%. In addition, other covenants were adjusted pursuant to the second amendment such that unless we have a tangible net worth of at least $30 million as of the earlier of the last day of the fiscal quarter in which a specified covenant trigger event occurs and December 31, 2014, or our fixed charge coverage ratio calculated as of that same date is less than 1.50 to 1.00, then a default under the line of credit will not be triggered but the undrawn commitments may be reduced to zero, in which case we will have no ability to borrow additional funds nor re-borrow amounts subsequently repaid. Furthermore, if the financial support provided by RREEF America under the advisory agreement and the third amended expense support agreement ends or is otherwise terminated, then the interest rate under the line of credit will increase by 100 basis points above the then-current interest rate. The credit facility matures on May 1, 2015, and contains a single one-year extension option, subject to the satisfaction of certain conditions.

Change to Our Valuation Guidelines

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our valuation guidelines.

Our board of directors has amended our valuation guidelines to clarify that our calculation of NAV per share includes, among other components, accruals for organization and offering expenses.